K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S   &   F  R  A  N  K  E  L  LLP

Thomas E. Molner
Partner
Phone 212-715-9429
Fax 212-715-8000
TMolner@KRAMERLEVIN.com

                   June 8, 2011

VIA EDGAR

Perry J. Hindin Special Counsel Office of Mergers & Acquisitions United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3628
Re:	CKx, Inc. Schedule 13E-3 filed on May 26, 2011 Filed by Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman File No. 005-54765

Dear Mr. Hindin:

On behalf of Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman (collectively, the “Sillerman Stockholders”), we hereby provide the Sillerman Stockholders’ responses to the letter dated June 2, 2011 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Office of Mergers & Acquisitions, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.
We refer you to the first whole paragraph on page 33 of Offer to Purchase.  Please advise us of the filing persons’ intent to comply with Exchange Act Rule 13e-3 should the filing persons take such actions.

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K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S   &   F  R  A  N  K  E  L  LLP

Perry J. Hindin
June 8, 2011

The Sillerman Stockholders respectfully advise the Staff that they intend to comply with Exchange Act Rule 13e-3 should they take any of the actions described in the first whole paragraph of page 33.

Item 7.  Purposes, Alternatives, Reasons and Effects

2.
Provide the disclosure required by Instruction 3 to Item 1013 of Regulation M-A with respect to each filing person.  Please advise how such disclosure will be disseminated in accordance with Exchange Act Rule 13e-3(f).

In response to the Staff’s comment, the requested disclosure has been provided with respect to the Sillerman Stockholders.  The additional disclosure appears on page 2 of the amendment, dated June 8, 2011, to the Schedule 13E-3.

We supplementally advise the Staff that it is our belief that the information required by Instruction 3 to Item 1013 of Regulation M-A as it relates to the Sillerman Stockholders is not material information.  All material information required to be disclosed pursuant to Exchange Act Rule 13e-3(e)(1) has been previously disclosed and disseminated in accordance with Exchange Act Rule 13e-3(f), including that such information has been distributed at least 20 days prior to any purchase pursuant to Exchange Act Rule 13e-3(a)(3)(i)(A).  We also respectfully submit that Exchange Act Rule 13e-3(e)(2) requires that if there is any “material change” in the information previously disclosed pursuant to Exchange Act Rule 13e-3(e)(1) to security holders, that “the issuer or the affiliate must disclose the change promptly to security holders as specified in paragraph (f)(1)(iii)” of Exchange Act Rule 13e-3.  If the information required by Instruction 3 to Item 1013 of Regulation M-A as it relates to the Sillerman Stockholders was considered by the Staff to be a “material change,” we have promptly disclosed the information as required by Exchange Act Rule 13e-3(e)(2) in a manner reasonably calculated to inform security holders and believe that no further action is required with respect to dissemination of the information.

Item 8. Fairness of the Transaction

3.
We note that the filing persons listed on the Schedule 13E-3 have incorporated by reference disclosure in the Offer to Purchase in response to this Item.  We note disclosure on pages 29 and 33 of the Offer to Purchase that the Sillerman Stockholders do not concede that they are affiliates of CKx, or that they may therefore be deemed to be engaged in a going private transaction.  Please revise the Schedule 13E-3 to remove any indication that the filing does not constitute an admission by the Sillerman Stockholders that they are affiliates of CKx and engaged in a going-private transaction.  The identification of the filing persons on the Schedule 13E-3 renders such a disclaimer inappropriate.  Alternatively, the filing persons may incorporate such additional disclosure by reference to the Offer to Purchase to the extent Apollo Management and its affiliates revise the Offer to Purchase accordingly.

K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S   &   F  R  A  N  K  E  L  LLP

Perry J. Hindin
June 8, 2011

In response to the Staff’s comment, the disclosure in the Offer to Purchase under the caption SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”) has been revised to remove any indication that the filing does not constitute an admission by the Sillerman Stockholders that they are affiliates of CKx and engaged in a going-private transaction.

4.
All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  The discussion in the Offer to Purchase which is incorporated by reference into the Schedule 13E-3 in response to Item 8(b) does not appear to address the factors described in clause (vi) of Instruction 2 to Item 1014 and Item 1014(e).  If the filing persons did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant.  If the procedural safeguard in Item 1014(e) was not considered, please expand the disclosure to include a statement of the basis for the belief as to fairness despite the absence of this safeguard.

In response to the Staff’s comment, the disclosure in the Offer to Purchase under the caption SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”) has been revised to include specific reference to those factors.  We additionally note that the Sillerman Stockholders did not consider purchase prices paid by any of them to purchase Common Shares during the past two years because none of them has purchased any Common Shares during such period.

5.
Note that if the filing persons have based their fairness determination on the analysis of factors undertaken by others, e.g., Apollo Management and its affiliates, the filing persons must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A.  Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  Please disclose whether the filing persons expressly adopted (i) the discussion and analyses of the factors disclosed under the heading “Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction” found on pages 30 through 33 of the Offer to Purchase; (ii) the discussion and analyses of the factors disclosed under the heading “Position of CKx Regarding the Fairness of the Offer and the Merger” found on pages 28 and 29 of the Offer to Purchase; and/or (iii) the factors considered by, and findings of, the CKx Board with respect to the substantive fairness of the Offer and the Merger to CKx’s stockholders, as described under Item 4 in the Schedule 14D-9 filed by CKx on May 18, 2011.  Note however, that to the extent the filing persons did not adopt another person's discussion and analysis or such other person's analyses and discussions do not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the filing persons must discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S   &   F  R  A  N  K  E  L  LLP

Perry J. Hindin
June 8, 2011

The disclosure in the Offer to Purchase under the caption SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”) has been revised in response to the Staff’s comment.

*           *           *

The Sillerman Stockholders have authorized us to advise the Staff that they acknowledge that:

•	the Sillerman Stockholders are responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Sillerman Stockholders may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responses on behalf of the Sillerman Stockholders will fully address the Staff’s comments as set forth in the Comment Letter.  If you have any questions or comments regarding these responses, please do not hesitate to contact me.

Sincerely,

/s/ Thomas E. Molner
Thomas E. Molner